Bannix Acquisition Corp.

8265 West Sunset Blvd., Suite #107

West Hollywood, California 90046

February 17, 2023

Via Edgar

Dorrie Yale, Attorney Advisor

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Bannix Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed February 6, 2023
File No. 001-40790

Ms. Yale:

The following responses address the comment of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated February 10, 2023 (the “Comment Letter”) relating to the above referenced Preliminary Proxy Statement Schedule 14A of Bannix Acquisition Corp. (the “Company”).

For the Staff’s convenience, the Staffs comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants which would expire worthless.

Response

Instant Fame LLC, a Nevada limited liability company (“Current Sponsor”), our current sponsor and a successor to Bannix Management LLP, our original sponsor, and each of its members, officers, managers and directors are US persons and do not have substantial ties to a non-US person. Accordingly, as our Current Sponsor is a US-person we do not believe there is a need to provide the additional disclosure

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034, if you have any questions or comments. Thank you.

Very truly yours,

/s/Douglas Davis
Douglas Davis, CEO

cc:	Stephen Fleming, Esq.
Fleming PLLC